October 19, 2009

VIA U.S. MAIL
Thomas J. Loftus, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210-2805

Re: John Hancock Life Insurance Company (U.S.A)
        Separate Account H
        Initial Registration Statement on Form N-4
        File Nos. 333-161643 and 811-4113

        John Hancock Life Insurance Company of New York
        Separate Account A
        Initial Registration Statement on Form N-4
        File Nos. 333-161644 and 811-6584

Dear Mr. Loftus:

        The staff has reviewed the above-referenced joint registration statement which the Commission received on August 31, 2009 and which was amended on September 15, 2009. Based on your representation that the filing is substantially similar to File Nos. 333-159267 and 333-159268, effective on July 29, 2009, the registration statement received a selective review. Based on this review, we have the following comments on the filing:

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. <u>Lifetime Income Amount</u>, pages 4 and 22

   If there is any way the Lifetime Income Amount may be forfeited or limited other than by taking an unscheduled withdrawal, please disclose so prominently.

3. <u>Fee Tables</u>, page 9

   Please disclose the transfer fee described on page 20 in the fee tables.

4. <u>Charges and Deductions</u>, page 30

   Please disclose the transfer fee described on page 20 under Charges and Deductions.

5. <u>Exhibit 24(b)(15) - Powers of Attorney</u>

   It is unclear why the Powers of Attorney refer to the contract as the AnnuityNote 50/50 instead of the AnnuityNote Series 3. Please advise or revise. <u>See</u> Rule 483(b) of the Securities Act of 1933.

6. <u>Tandy Comment</u>

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products